Exhibit 4.1
ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
HABERSHAM BANCORP

1.

The name of the Corporation is Habersham Bancorp.

2.

The Amended and Restated Articles of Incorporation of the Corporation are hereby amended by inserting the following new Article 5B(1) immediately following Article 5B:

“ARTICLE 5B(1)

Of the foregoing class of Preferred Stock, the Corporation hereby designates the rights, privileges, preferences, and limitations of  the Series A Preferred Stock set forth below:

SERIES A NONCUMULATIVE PERPETUAL PREFERRED STOCK
Relative Rights and Preferences and Other Terms
As Designated By the Board of Directors

1.           Designation and Initial Number.  The class of shares of preferred stock hereby authorized shall be designated “Series A Noncumulative Perpetual Preferred Stock” (hereinafter, the “Series A Preferred Stock”).  The initial number of authorized shares of the Series A Preferred Stock shall be 10,000 shares, no par value.  Defined terms used herein shall have the meanings ascribed to them in their context or in Section 10 hereof.

2.           Rank.  The Series A Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) on a parity with each other class or series of capital stock (except for Common Stock) of the Corporation, the terms of which do not expressly provide that such class or series will rank either junior or senior to the Series A Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Corporation (collectively referred to as “Parity Securities”), (ii) senior to the Corporation’s Common Stock and each other class or series of capital stock of the Corporation, the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Corporation (collectively referred to as “Junior Securities”), and (iii) junior to each other class or series of capital stock of the Corporation, the terms of which expressly provide that it ranks senior to the Series A Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Corporation (collectively, referred to as “Senior Securities”). The Corporation has the right to authorize and issue additional shares or classes or series of Junior Securities, Parity Securities or Senior Securities without the consent of the Holders.

3.           Voting Rights.  The Holders shall not be entitled to vote on any matter except to the extent required by law.  On those matters on which the Holders are entitled to vote, the Holders shall have the right to one vote for each share of Series A Preferred Stock, shall be entitled to receive notice of any shareholders meeting held to act upon such matters in accordance with the Bylaws of the Corporation, and shall be entitled to vote in such manner as provided by law.  Unless otherwise provided by law, the Holders shall vote together with the holders of Common Stock as a single class, and not as a separate class.

4.	Dividend Rights.

(a)           From and after the Effective Date, Holders shall be entitled to receive, when, as and if declared by the Board of Directors, out of the funds legally available therefor, non-cumulative cash dividends at an annual rate of 6.0% of the Liquidation Preference (the “Dividends”).  Any Dividends will be computed on the basis of a 360-day year of twelve 30-day months, and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each a “Dividend Payment Date”), or if any such day is not a Business Day, on the first Business Day subsequent thereto.   Each period from and including a Dividend Payment Date to but excluding the following Dividend Payment Date is herein referred to as a “Dividend Period.”

(b)           Each Dividend will be payable to Holders of record as they appear in the records of the Corporation at the close of business on the fifteenth day of the month preceding the month in which the relevant Dividend Payment Date occurs or, if such date is not a Business Day, the first Business Day following such date.

(c)           Dividends on the Series A Preferred Stock are non-cumulative. If the Board of Directors does not declare a Dividend on the Series A Preferred Stock in respect of any Dividend Period, the Holders will have no right to receive any Dividend for such Dividend Period, and the Corporation will have no obligation to pay a Dividend for such Dividend Period, whether or not Dividends are declared and paid for any future Dividend Period with respect to the Series A Preferred Stock or the Common Stock or any other class or series of the Corporation’s capital stock.

(d)           If full Dividends payable pursuant to Subparagraph 4(a) on all outstanding shares of the Series A Preferred Stock for any Dividend Period have not been declared and paid, the Corporation shall not declare or pay dividends with respect to, or redeem, purchase or acquire any of, its Junior Securities during the next succeeding Dividend Period, other than (i) redemptions, purchases or other acquisitions of Junior Securities in connection with any benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or in connection with a dividend reinvestment or shareholder stock purchase plan or (ii) any declaration of a dividend in connection with any shareholders’ rights plan, including with respect to any successor shareholders’ rights plan, or the issuance of rights, stock or other property under any shareholders’ rights plan, including with respect to any successor shareholders’ rights plan, or the redemption or repurchase of rights pursuant thereto.  If Dividends payable pursuant to Subparagraph 4(a) for any Dividend Period are not paid in full on the shares of the Series A Preferred Stock and there are issued and outstanding shares of Parity Securities with the same relevant payment date (or a payment date falling within the same Dividend Period if the payment dates are not the same), then all dividends declared on shares of the Series A Preferred Stock and such Parity Securities on such date(s) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as full quarterly Dividends per share payable on the shares of the Series A Preferred Stock pursuant to Subparagraph 4(a) and all such Parity Securities otherwise payable on such relevant payment date(s) (subject to their having been declared by the Board of Directors out of legally available funds and including, in the case of any such Parity Securities that bear cumulative dividends, all accrued but unpaid dividends) bear to each other.

5.           Liquidation or Dissolution.

(a)           If the Corporation voluntarily or involuntarily liquidates, dissolves or winds up, the Holders at such time shall be entitled to receive, on a per share basis, the Liquidation Preference, plus an amount equal to any declared but unpaid dividends thereon to and including the date of such liquidation, dissolution or winding up out of assets legally available for distribution to the Corporation’s shareholders, before any distribution of assets is made to the holders of the Common Stock or any other Junior Securities (such amount is herein referred to as the “Liquidation Value”).

(b)           To the extent the payments required by Section 5(a) have been made in full to the Holders and to holders of any Parity Securities, the remaining assets and funds of the Corporation shall be distributed among the holders of the Junior Securities, according to their respective rights and preferences and in each case according to their respective shares.

(c)           If the assets of the Corporation available for distribution to shareholders upon any liquidation, dissolution or winding-up of the affairs of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series A Preferred Stock as required by Section 5(a) and the corresponding amounts payable on any Parity Securities, Holders and the holders of such Parity Securities shall share ratably in any distribution of assets of the Corporation in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

(d)           Neither a change of control nor any purchase or redemption of stock of the Corporation of any class shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of the provisions of this Section 5.

6.           Maturity.  The Series A Preferred stock shall be perpetual.

7.           Repurchase Provision.  Subject to regulatory approval and to such approval as may be expressly required pursuant to the terms of any preferred stock issued by the Corporation to and held by the U.S. Treasury, the Corporation shall have the right to repurchase all or any part of the Series A Preferred Stock at any time at a purchase price per share equal to the Liquidation Value.  Any shares of Series A Preferred Stock that are repurchased by the Corporation shall revert to authorized but unissued shares of preferred stock (provided that any such cancelled shares of Series A Preferred Stock may be reissued only as shares of any series of preferred stock other than Series A Preferred Stock).

8.           No Implied Limitations.  Nothing herein shall limit, by inference or otherwise, the discretionary right of the Board of Directors to divide any or all of the shares of preferred stock of the Corporation into series and, within the limitations set forth in the Georgia Business Corporate Code, to fix and determine the relative rights and preferences of the shares of any series so established, to the full extent provided in the Articles of Incorporation of the Corporation.

9.           General Provisions.  In addition to the above provisions with respect to the Series A Preferred Stock, such Series A Preferred Stock shall be subject to, and entitled to the benefits of, the provisions set forth in the Corporation’s Articles of Incorporation with respect to preferred stock generally.

10.           Definitions.  As used herein with respect to the Series A Preferred Stock, the following terms have the following meanings:

(a)           The term “Business Day” means any day other than a Saturday, Sunday or any other day on which banks in Atlanta, Georgia are generally required or authorized by law to be closed.

(b)           The term “Common Stock” has the meaning set forth in Section 2.

(c)           The term “Effective Date” means the effective date on which shares of the Series A Preferred Stock are first designated in Articles of Amendment filed with the Georgia Secretary of State pursuant to the provisions of O.C.G.A. § 14-2-602.

(d)           The term “Holder” means the Person in whose name the shares of the Series A Preferred Stock are registered, which may be treated by the Corporation as the absolute owner of the shares of Series A Preferred Stock for the purpose of making payment and settling the related conversions and for all other purposes.

(e)           The term “Liquidation Preference” means, as to the Series A Preferred Stock, $1,000 per share.

(f)           The term “Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company or trust.

11.           Notices.  All notices required or permitted to be given by the Corporation with respect to the Series A Preferred Stock shall be in writing, and if delivered by first class United States mail, postage prepaid, to the Holders at their last addresses as they shall appear upon the books of the Corporation, shall be conclusively presumed to have been duly given, whether or not the Holder actually receives such notice.”

1.

The foregoing amendment was duly adopted by the Corporation’s Board of Directors on December 20, 2008 and shall be effective upon filing with the Georgia Secretary of State.  Shareholder approval was not required pursuant to the provisions of Section 14-2-602 of the Georgia Business Corporation Code.

[Signature appears on next page]

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed by its duly authorized officer this 29th day of December, 2008.

HABERSHAM BANCORP

By:	/s/ Edward D. Ariail
Edward D. Ariail
Vice President and Corporate
Secretary